UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Ship Finance International Limited (the "Company") dated January 18, 2007, announcing the Company's sale of five suezmax single hull tankers.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                       Ship Finance International Limited



Dated:  March 21, 2007                 By /s/ Lars Solbakken
                                          --------------------------------
                                            Name:  Lars Solbakken
                                            Title: Chief Executive Officer
                                                   Ship Finance Management AS

                                  Exhibit 99.1


SFL - Sale of five suezmax single hull tankers

Press release from Ship Finance International Limited January 18, 2007

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it is has agreed to sell five vessels to Frontline Ltd ("Frontline" or the "Buyer") in connection with Frontline's proposed spin-off of Sealift Ltd., a dedicated heavy-lift company.

The vessels are the single hull suezmax tankers Front Comor, Front Granite, Front Target and Front Traveller, in addition to Front Sunda, which is currently under conversion to a heavy-lift vessel. Delivery to the Buyer is expected to take place during the first quarter of 2007.

The gross sales price for the five vessels is $183.7 million, and Ship Finance will receive a net amount of approximately $121 million after compensation of approximately $62 million to Frontline for the termination of the charters. There are currently $14.2 million in aggregate loans outstanding against the five vessels, and the net cash effect to Ship Finance is estimated to be approximately $107 million.

Following these sales, Ship Finance will only have 11 single hull vessels remaining in the fleet, including three vessels with double sides. This is significantly less than the 18 single hull vessels we owned only three months ago. Of the remaining crude oil tankers without double hull, Frontline has, as charterer, secured profitable sub-charters for seven of the vessels, and only four of the vessels are traded in the spot market.

The reduction of the single hull tanker exposure is in line with the Company's strategy of focusing on modern assets in various shipping and offshore market segments. The cash proceeds from the sales is intended to be re-invested as equity contribution in new projects, and the management of Ship Finance estimates that the combination of sales proceeds, expected profit share from Frontline for the year 2006, undrawn amounts under our credit lines and available cash on our balance sheet may facilitate additional investments in excess of $1 billion.

Including newbuildings and recently announced acquisitions and sales, the Company's fleet will consist of 55 vessels, essentially all on medium to long term charters.


January 18, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243



SK 23153 0001 757860